                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of: November, 2002            Commission File Number: 1-31402

                                    CAE Inc.
                              (Name of Registrant)

                                Royal Bank Plaza
                            South Tower, Suite 3060
                                Toronto, Ontario
                                 Canada M5J 2J1
                    (Address of Principal Executive Offices)
                           Telephone: (416) 866-6967

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  [  ]            Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes  [  ]                  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CAE Inc.


Date: November 22, 2002                      By:  /s/  Hartland J.A. Paterson
                                                ------------------------------
                                             Name:  Hartland J.A. Paterson
                                             Title: Vice President, Legal and
                                                    General Counsel


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                                 EXHIBIT INDEX

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
Exhibit             Description of Exhibit
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
99                  Second Quarter Report


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                                                                      Exhibit 99
Second Quarter Report

Q2

Interim Financial Report
  for the six months ended September 30, 2002